Exhibit 6.47
Exhibit 10.47

March 25, 2004

Robert M. MacTarnahan
Scott MacTarnahan
MacTarnahan Limited Partnership
11416 SW Lynnridge Avenue
Portland, Oregon 97225

Re: Agreement to Provide Credit Accommodation on behalf of Portland Brewing Company (the "Company")

Dear Mac and Scott:

        In connection with the Company’s existing line of credit with Washington Mutual Bank (“WAMU”), WAMU has requested additional collateral in the form of a pledged savings account in the amount of $400,000. MacTarnahan Limited Partnership (“MacTarnahan”) has agreed to pledge the savings account and to provide this credit accommodation subject to the terms and conditions of this letter. The parties agree as follows:

        1.    Amount and Type of Collateral; Term. MacTarnahan will pledge a savings account in the amount of $400,000 (“Additional Collateral”) to WAMU on behalf of the Company as additional collateral to the Company’s existing credit line with WAMU beginning on March __, 2004 until the earlier of (a) the WAMU loan is paid off and the Additional Collateral is released; or (b) the Company defaults in its obligations under Section 3 or 5 hereof, (c) WAMU, the Company and MacTarnahan agree that that the Additional Collateral may be released or the amount reduced, or (d) “Closing” occurs under that certain Asset Purchase Agreement between the Company, as seller, and Pyramid Breweries Inc. and PBC Acquisition LLC, as buyer, dated January 26, 2004.

        2.    Collateral Fee. For the credit accommodation, the Company will pay to MacTarnahan (a) a collateral fee equal to 3.5% simple interest per annum on the Additional Collateral amount, which amount shall (i) increase to 12% if for any reason WAMU has not released the Additional Collateral by the date on which the Closing occurs under the acquisition agreement and (ii) be due and payable in full when the Additional Collateral is released from the WAMU pledge (unless accelerated as provided in Section 3) plus (b) interest on any portion of the Additional Collateral drawn by WAMU, calculated at the rate of 12% per annum on the amount drawn until the same has been reimbursed in accordance with Section 3, which amount shall be due and payable monthly, in arrears, on the last day of each month.

        3.    Reimbursement Obligation. In the event that the Additional Collateral or any portion thereof is drawn on by WAMU, the Company will pay and reimburse MacTarnahan, on demand, (a) the amount drawn down, plus (b) the collateral fee accrued under Section 2(a), above, to the date such payment and reimbursement is made by the Company to MacTarnahan, plus (c) any other amounts due under this letter agreement.

        4.    Security Interest. The Company has previously granted MacTarnahan under a Security Agreement dated November 1, 2001, a lien and security interest in certain assets of the Company, as more particularly provided therein (including all amendments thereto and modifications thereof through the date of this Agreement, the “Security Agreement”). The obligations of the Company under this letter agreement including, without limitation, the payment obligations under Section 2, 3 and 5 hereof, shall be secured by the “Collateral,” as

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defined in the Security Agreement, and the Security Agreement is hereby amended to include such obligations among the obligations secured thereby.

        5.    Loan Costs. The Company will pay when due, or will reimburse to MacTarnahan on demand, all of MacTarnahan’s costs in originating and administering this credit accommodation, and in creating and/or perfecting the security therefor, including legal fees, filing fees and similar costs.

        Please countersign this letter agreement to evidence the Company’s and the MacTarnahan Limited Partnership’s agreement with the terms outlined above.

Very Truly Yours,

Portland Brewing Company

/s/ FREDERICK BOWMAN
Name: Frederick Bowman
Title: President

Acknowledged:

MacTarnahan Limited Partnership

By: Harmer Mill & Logging Supply Co.
Its: General Partner

/s/ ROBERT M. MACTARNAHAN
By: Robert M. MacTarnahan
Its: President